File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

GOLDENTREE OPPORTUNISTIC CREDIT FUND; GOLDENTREE ASSET MANAGEMENT CREDIT ADVISOR LLC; GOLDENTREE ASSET MANAGEMENT LP; GOLDENTREE OPPORTUNISTIC CREDIT FUND CAYMAN LP; GOLDENTREE OPPORTUNISTIC CREDIT FUND CAYMAN LLC; AFWAH FUND LP; AFWAH FUND TAC OPPS LP; AFWAH MASTER FUND LP; CLARENCE FUND LP; CLARENCE MASTER FUND LP; COPPER FUND LP; COPPER MASTER FUND LP; FINANCIAL GUARANTEE UK LIMITED; GINKGO TREE, LLC; GLM EUR BAR WH DAC; GLM EUR CB WH DAC; GLM EUR MS WH DAC; GLM II, LP; GLM III, LP; GLM LP; GLM MS WH, LTD.; GN3 SIP LTD; GN3 SIP, L.P.; GOLDENTREE 2004 TRUST; GOLDENTREE 2017 K-SC, LTD; GOLDENTREE ASSET MANAGEMENT LUX LLC; GOLDENTREE CO-INVEST FUND II LP; GOLDENTREE CO-INVEST FUND II LTD.; GOLDENTREE CO-INVEST MASTER FUND II LTD.; GOLDENTREE CORAL PARTNERS FUND LP; GOLDENTREE CREDIT OPPORTUNITIES MASTER FUND, LTD.; GOLDENTREE CREDIT OPPORTUNITIES, LP; GOLDENTREE CREDIT OPPORTUNITIES, LTD.; GOLDENTREE DISTRESSED DEBT FUND (CAYMAN) LP; GOLDENTREE DISTRESSED DEBT FUND LP; GOLDENTREE DISTRESSED DEBT MASTER (ECI) FUND LP; GOLDENTREE DISTRESSED DEBT MASTER FUND LP; GOLDENTREE DISTRESSED FUND 2014 (CAYMAN) LP; GOLDENTREE DISTRESSED FUND 2014 LP; GOLDENTREE DISTRESSED FUND III (CAYMAN) LP; GOLDENTREE DISTRESSED FUND III LP; GOLDENTREE DISTRESSED FUND IV (CAYMAN) LP; GOLDENTREE DISTRESSED FUND IV LP; GOLDENTREE DISTRESSED MASTER (ECI) FUND 2014 LP; GOLDENTREE DISTRESSED MASTER (ECI) FUND III LP; GOLDENTREE DISTRESSED MASTER FUND 2014 LTD.; GOLDENTREE DISTRESSED MASTER FUND III LTD; GOLDENTREE DISTRESSED MASTER FUND IV LTD.; GOLDENTREE DISTRESSED ONSHORE MASTER FUND III LP; GOLDENTREE DISTRESSED PARALLEL FUND III LP; GOLDENTREE EMERGING MARKETS FUND ICAV; GOLDENTREE EMERGING MARKETS ICAV; GOLDENTREE EMERGING MARKETS LP; GOLDENTREE EMERGING MARKETS MASTER FUND ICAV; GOLDENTREE HIGH YIELD VALUE FUND OFFSHORE (STRATEGIC) LTD.; GOLDENTREE HIGH YIELD VALUE FUND OFFSHORE LP; GOLDENTREE HIGH YIELD VALUE FUND OFFSHORE PLC; GOLDENTREE HIGH YIELD VALUE MASTER FUND ICAV; GOLDENTREE HIGH YIELD VALUE MASTER UNIT TRUST; GOLDENTREE HIGH YIELD VALUE PARTNERS, L.P.; GOLDENTREE INSURANCE FUND SERIES INTERESTS OF THE SALI MULTI-SERIES FUND, LP; GOLDENTREE LOAN MANAGEMENT EUR CLO 2, DESIGNATED ACTIVITY COMPANY; GOLDENTREE LOAN MANAGEMENT (OFFSHORE FEEDER), LP; GOLDENTREE LOAN MANAGEMENT (US FEEDER), LP; GOLDENTREE LOAN MANAGEMENT EUR CLO 1 DESIGNATED ACTIVITY COMPANY; GOLDENTREE LOAN MANAGEMENT EUR CLO 3, DESIGNATED ACTIVITY COMPANY; GOLDENTREE LOAN MANAGEMENT EUR CLO 4, DESIGNATED ACTIVITY COMPANY; GOLDENTREE LOAN MANAGEMENT II (OFFSHORE FEEDER) LP; GOLDENTREE LOAN MANAGEMENT II (US FEEDER) LP; GOLDENTREE LOAN MANAGEMENT II, LP; GOLDENTREE LOAN MANAGEMENT III (OFFSHORE FEEDER) LP; GOLDENTREE LOAN MANAGEMENT III (US FEEDER) LP; GOLDENTREE LOAN MANAGEMENT III, LP; GOLDENTREE LOAN MANAGEMENT, LP;

GOLDENTREE LOAN MANAGEMENT US CLO 1, LTD.; GOLDENTREE LOAN MANAGEMENT US CLO 2, LTD.; GOLDENTREE LOAN MANAGEMENT US CLO 3, LTD.; GOLDENTREE LOAN MANAGEMENT US CLO 4, LTD.; GOLDENTREE LOAN MANAGEMENT US CLO 5, LTD.; GOLDENTREE LOAN MANAGEMENT US CLO 6, LTD.; GOLDENTREE LOAN MANAGEMENT US CLO 7, LTD.; GOLDENTREE LOAN MANAGEMENT US CLO 8, LTD.; GOLDENTREE LOAN OPPORTUNITIES IX, LTD.; GOLDENTREE LOAN OPPORTUNITIES X, LTD.; GOLDENTREE LOAN OPPORTUNITIES XI, LTD.; GOLDENTREE LOAN OPPORTUNITIES XII, LTD.; GOLDENTREE MASTER FUND, LTD.; GOLDENTREE MULTI-SECTOR MASTER FUND ICAV; GOLDENTREE MULTI-SECTOR OPPORTUNISTIC FUND, LP; GOLDENTREE MULTI SECTOR-C LP; GOLDENTREE MULTI-SECTOR CAYMAN LTD.; GOLDENTREE MULTI-SECTOR CUSTOM FUND I (CAYMAN) LP; GOLDENTREE MULTI-SECTOR CUSTOM FUND I LP; GOLDENTREE MULTI-SECTOR FUND OFFSHORE ERISA, LTD.; GOLDENTREE MULTI-SECTOR, LP; GOLDENTREE NJ DISTRESSED FUND 2015 LP; GOLDENTREE OFFSHORE FUND, LTD.; GOLDENTREE OFFSHORE INTERMEDIATE FUND, LP; GOLDENTREE PARTNERS, LP; GOLDENTREE PC COMINGLED OFFSHORE SPC LTD.- SEGREGATED PORTFOLIO 1; GOLDENTREE PRIVATE CREDIT FUND (CAYMAN) FT LP; GOLDENTREE PRIVATE CREDIT FUND (CAYMAN) FT UL LP; GOLDENTREE PRIVATE CREDIT FUND (CAYMAN) LP; GOLDENTREE PRIVATE CREDIT MASTER FUND II (A) LP; GOLDENTREE PRIVATE CREDIT MASTER FUND II (A) UL LP; GOLDENTREE PRIVATE CREDIT MASTER FUND II (B) LP; GOLDENTREE PRIVATE CREDIT MASTER FUND II (B) UL LP; GOLDENTREE PRIVATE CREDIT FUND II (CAYMAN) FT LP; GOLDENTREE PRIVATE CREDIT FUND II (CAYMAN) FT UL LP; GOLDENTREE PRIVATE CREDIT FUND II (CAYMAN) LP; GOLDENTREE PRIVATE CREDIT FUND II (CAYMAN) UL LP; GOLDENTREE PRIVATE CREDIT FUND II EUR FEEDER LP; GOLDENTREE PRIVATE CREDIT FUND II LP; GOLDENTREE PRIVATE CREDIT FUND II UL LP; GOLDENTREE PRIVATE CREDIT FUND RN UL LP; GOLDENTREE PRIVATE CREDIT MASTER FUND (A) UL LP; GOLDENTREE PRIVATE CREDIT MASTER FUND (A) LP; GOLDENTREE PRIVATE CREDIT MASTER FUND (B) LP; GOLDENTREE STRUCTURED PRODUCTS FUND VII (2020) (CAYMAN) LP; GOLDENTREE STRUCTURED PRODUCTS MASTER FUND VII (2020) LP; GOLDENTREE STRUCTURED PRODUCTS OPPORTUNITIES FUND 2013, LP; GOLDENTREE STRUCTURED PRODUCTS OPPORTUNITIES FUND 2013, LTD.; GOLDENTREE SELECT OFFSHORE FUND, LTD.; GOLDENTREE SELECT OFFSHORE INTERMEDIATE FUND, LP; GOLDENTREE SELECT PARTNERS, LP; GOLDENTREE STRUCTURED PRODUCTS - C II CO-INVEST LP; GOLDENTREE STRUCTURED PRODUCTS - C LP; GOLDENTREE STRUCTURED PRODUCTS - C II LP; GOLDENTREE STRUCTURED PRODUCTS OPPORTUNITIES DOMESTIC FUND EXTENSION HOLDINGS LLC; GOLDENTREE STRUCTURED PRODUCTS OPPORTUNITIES FUND EXTENSION HOLDINGS LLC; GOLDENTREE STRUCTURED PRODUCTS OPPORTUNITIES OFFSHORE FUND EXTENSION HOLDINGS LLC; GOLDENTREE TACTICAL OPPORTUNITIES MASTER FUND (OFFSHORE A) I LP; GOLDENTREE TACTICAL OPPORTUNITIES MASTER FUND I LP; GOLDENTREE V1 FUND, L.P.; GOLDENTREE V1 MASTER FUND, L.P.; GOLDENVEST LLC; GRESHAM MULTI-ASSET CREDIT FUND, LTD.; GT 2024-A CO-INVEST LP; GT ATHENA HEDGE LIMITED; GT CREDIT FUND LP; GT DISTRESSED CO-INVESTMENT FUND III (CAYMAN) LP; GT DISTRESSED CO-INVESTMENT FUND III LP; GT FUND ICAV; GT G DISTRESSED FUND 2020 LP; GT LOAN FINANCING 1, LTD; GT NM, L.P.; GTAM 110 DESIGNATED ACTIVITY COMPANY; GTV CO-INVEST FUND LP; GUADALUPE FUND, LP; KEVO FUND LP; LAURELIN 2016-1 DESIGNATED ACTIVITY COMPANY; SYNCORA GUARANTEE INC.; GOLDENTREE MULTI-SECTOR FUND EV LP

300 Park Avenue, 21st Floor

New York, New York 10022

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Peter Alderman

GoldenTree Asset Management LP

300 Park Avenue, 21st Floor

New York, New York 10022

212-847-3500

Copies to:

William J. Bielefeld, Esq. Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3386	Alexander C. Karampatsos, Esq. Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3402

September 25, 2025

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

GOLDENTREE OPPORTUNISTIC CREDIT FUND; GOLDENTREE ASSET MANAGEMENT CREDIT ADVISOR LLC; GOLDENTREE ASSET MANAGEMENT LP; GOLDENTREE OPPORTUNISTIC CREDIT FUND CAYMAN LP; GOLDENTREE OPPORTUNISTIC CREDIT FUND CAYMAN LLC; AFWAH FUND LP; AFWAH FUND TAC OPPS LP; AFWAH MASTER FUND LP; CLARENCE FUND LP; CLARENCE MASTER FUND LP; COPPER FUND LP; COPPER MASTER FUND LP; FINANCIAL GUARANTEE UK LIMITED; GINKGO TREE, LLC; GLM EUR BAR WH DAC; GLM EUR CB WH DAC; GLM EUR MS WH DAC; GLM II, LP; GLM III, LP; GLM LP; GLM MS WH, LTD.; GN3 SIP LTD; GN3 SIP, L.P.; GOLDENTREE 2004 TRUST; GOLDENTREE 2017 K-SC, LTD; GOLDENTREE ASSET MANAGEMENT LUX LLC; GOLDENTREE CO-INVEST FUND II LP; GOLDENTREE CO-INVEST FUND II LTD.; GOLDENTREE CO-INVEST MASTER FUND II LTD.; GOLDENTREE CORAL PARTNERS FUND LP; GOLDENTREE CREDIT OPPORTUNITIES MASTER FUND, LTD.; GOLDENTREE CREDIT OPPORTUNITIES, LP; GOLDENTREE CREDIT OPPORTUNITIES, LTD.; GOLDENTREE DISTRESSED DEBT FUND (CAYMAN) LP; GOLDENTREE DISTRESSED DEBT FUND LP; GOLDENTREE DISTRESSED DEBT MASTER (ECI) FUND LP; GOLDENTREE DISTRESSED DEBT MASTER FUND LP; GOLDENTREE DISTRESSED FUND 2014 (CAYMAN) LP; GOLDENTREE DISTRESSED FUND 2014 LP; GOLDENTREE DISTRESSED FUND III (CAYMAN) LP; GOLDENTREE DISTRESSED FUND III LP; GOLDENTREE DISTRESSED FUND IV (CAYMAN) LP; GOLDENTREE DISTRESSED FUND IV LP; GOLDENTREE DISTRESSED MASTER (ECI) FUND 2014 LP;

: : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : :

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

GOLDENTREE DISTRESSED MASTER (ECI) FUND III LP; GOLDENTREE DISTRESSED MASTER FUND 2014 LTD.; GOLDENTREE DISTRESSED MASTER FUND III LTD; GOLDENTREE DISTRESSED MASTER FUND IV LTD.; GOLDENTREE DISTRESSED ONSHORE MASTER FUND III LP; GOLDENTREE DISTRESSED PARALLEL FUND III LP; GOLDENTREE EMERGING MARKETS FUND ICAV; GOLDENTREE EMERGING MARKETS ICAV; GOLDENTREE EMERGING MARKETS LP; GOLDENTREE EMERGING MARKETS MASTER FUND ICAV; GOLDENTREE HIGH YIELD VALUE FUND OFFSHORE (STRATEGIC) LTD.; GOLDENTREE HIGH YIELD VALUE FUND OFFSHORE LP; GOLDENTREE HIGH YIELD VALUE FUND OFFSHORE PLC; GOLDENTREE HIGH YIELD VALUE MASTER FUND ICAV; GOLDENTREE HIGH YIELD VALUE MASTER UNIT TRUST; GOLDENTREE HIGH YIELD VALUE PARTNERS, L.P.; GOLDENTREE INSURANCE FUND SERIES INTERESTS OF THE SALI MULTI-SERIES FUND, LP; GOLDENTREE LOAN MANAGEMENT EUR CLO 2, DESIGNATED ACTIVITY COMPANY; GOLDENTREE LOAN MANAGEMENT (OFFSHORE FEEDER), LP; GOLDENTREE LOAN MANAGEMENT (US FEEDER), LP; GOLDENTREE LOAN MANAGEMENT EUR CLO 1 DESIGNATED ACTIVITY COMPANY; GOLDENTREE LOAN MANAGEMENT EUR CLO 3, DESIGNATED ACTIVITY COMPANY; GOLDENTREE LOAN MANAGEMENT EUR CLO 4, DESIGNATED ACTIVITY COMPANY; GOLDENTREE LOAN MANAGEMENT II (OFFSHORE FEEDER) LP; GOLDENTREE LOAN MANAGEMENT II (US FEEDER) LP; GOLDENTREE LOAN MANAGEMENT II, LP; GOLDENTREE LOAN MANAGEMENT III (OFFSHORE FEEDER) LP; GOLDENTREE LOAN MANAGEMENT III (US FEEDER) LP; GOLDENTREE LOAN MANAGEMENT III, LP; GOLDENTREE LOAN MANAGEMENT, LP; GOLDENTREE LOAN MANAGEMENT US CLO 1, LTD.; GOLDENTREE LOAN	: : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : :

MANAGEMENT US CLO 2, LTD.; GOLDENTREE LOAN MANAGEMENT US CLO 3, LTD.; GOLDENTREE LOAN MANAGEMENT US CLO 4, LTD.; GOLDENTREE LOAN MANAGEMENT US CLO 5, LTD.; GOLDENTREE LOAN MANAGEMENT US CLO 6, LTD.; GOLDENTREE LOAN MANAGEMENT US CLO 7, LTD.; GOLDENTREE LOAN MANAGEMENT US CLO 8, LTD.; GOLDENTREE LOAN OPPORTUNITIES IX, LTD.; GOLDENTREE LOAN OPPORTUNITIES X, LTD.; GOLDENTREE LOAN OPPORTUNITIES XI, LTD.; GOLDENTREE LOAN OPPORTUNITIES XII, LTD.; GOLDENTREE MASTER FUND, LTD.; GOLDENTREE MULTI-SECTOR MASTER FUND ICAV; GOLDENTREE MULTI-SECTOR OPPORTUNISTIC FUND, LP; GOLDENTREE MULTI SECTOR-C LP; GOLDENTREE MULTI-SECTOR CAYMAN LTD.; GOLDENTREE MULTI-SECTOR CUSTOM FUND I (CAYMAN) LP; GOLDENTREE MULTI-SECTOR CUSTOM FUND I LP; GOLDENTREE MULTI-SECTOR FUND OFFSHORE ERISA, LTD.; GOLDENTREE MULTI-SECTOR, LP; GOLDENTREE NJ DISTRESSED FUND 2015 LP; GOLDENTREE OFFSHORE FUND, LTD.; GOLDENTREE OFFSHORE INTERMEDIATE FUND, LP; GOLDENTREE PARTNERS, LP; GOLDENTREE PC COMINGLED OFFSHORE SPC LTD.- SEGREGATED PORTFOLIO 1; GOLDENTREE PRIVATE CREDIT FUND (CAYMAN) FT LP; GOLDENTREE PRIVATE CREDIT FUND (CAYMAN) FT UL LP; GOLDENTREE PRIVATE CREDIT FUND (CAYMAN) LP; GOLDENTREE PRIVATE CREDIT MASTER FUND II (A) LP; GOLDENTREE PRIVATE CREDIT MASTER FUND II (A) UL LP; GOLDENTREE PRIVATE CREDIT MASTER FUND II (B) LP; GOLDENTREE PRIVATE CREDIT MASTER FUND II (B) UL LP; GOLDENTREE PRIVATE CREDIT FUND II (CAYMAN) FT LP; GOLDENTREE PRIVATE CREDIT FUND II (CAYMAN) FT UL LP; GOLDENTREE PRIVATE CREDIT FUND II (CAYMAN) LP; GOLDENTREE PRIVATE	: : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : :

CREDIT FUND II (CAYMAN) UL LP; GOLDENTREE PRIVATE CREDIT FUND II EUR FEEDER LP; GOLDENTREE PRIVATE CREDIT FUND II LP; GOLDENTREE PRIVATE CREDIT FUND II UL LP; GOLDENTREE PRIVATE CREDIT FUND RN UL LP; GOLDENTREE PRIVATE CREDIT MASTER FUND (A) UL LP; GOLDENTREE PRIVATE CREDIT MASTER FUND (A) LP; GOLDENTREE PRIVATE CREDIT MASTER FUND (B) LP; GOLDENTREE STRUCTURED PRODUCTS FUND VII (2020) (CAYMAN) LP; GOLDENTREE STRUCTURED PRODUCTS MASTER FUND VII (2020) LP; GOLDENTREE STRUCTURED PRODUCTS OPPORTUNITIES FUND 2013, LP; GOLDENTREE STRUCTURED PRODUCTS OPPORTUNITIES FUND 2013, LTD.; GOLDENTREE SELECT OFFSHORE FUND, LTD.; GOLDENTREE SELECT OFFSHORE INTERMEDIATE FUND, LP; GOLDENTREE SELECT PARTNERS, LP; GOLDENTREE STRUCTURED PRODUCTS - C II CO-INVEST LP; GOLDENTREE STRUCTURED PRODUCTS - C LP; GOLDENTREE STRUCTURED PRODUCTS - C II LP; GOLDENTREE STRUCTURED PRODUCTS OPPORTUNITIES DOMESTIC FUND EXTENSION HOLDINGS LLC; GOLDENTREE STRUCTURED PRODUCTS OPPORTUNITIES FUND EXTENSION HOLDINGS LLC; GOLDENTREE STRUCTURED PRODUCTS OPPORTUNITIES OFFSHORE FUND EXTENSION HOLDINGS LLC; GOLDENTREE TACTICAL OPPORTUNITIES MASTER FUND (OFFSHORE A) I LP; GOLDENTREE TACTICAL OPPORTUNITIES MASTER FUND I LP; GOLDENTREE V1 FUND, L.P.; GOLDENTREE V1 MASTER FUND, L.P.; GOLDENVEST LLC; GRESHAM MULTI-ASSET CREDIT FUND, LTD.; GT 2024-A CO-INVEST LP; GT ATHENA HEDGE LIMITED; GT CREDIT FUND LP; GT DISTRESSED CO-INVESTMENT FUND III (CAYMAN) LP; GT DISTRESSED CO-INVESTMENT FUND III LP; GT FUND ICAV; GT G DISTRESSED FUND 2020 LP; GT LOAN FINANCING 1, LTD; GT NM, L.P.; GTAM 110 DESIGNATED	: : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : :

ACTIVITY COMPANY; GTV CO-INVEST FUND LP; GUADALUPE FUND, LP; KEVO FUND LP; LAURELIN 2016-1 DESIGNATED ACTIVITY COMPANY; SYNCORA GUARANTEE INC.; GOLDENTREE MULTI-SECTOR FUND EV LP

300 PARK AVENUE, 21ST FLOOR

NEW YORK, NEW YORK 10022

File No. 812-[ ]

: : : : : : : : :

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on May 19, 2020 (the “Prior Order”)2 that was granted pursuant to Section 17(d) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•	GoldenTree Opportunistic Credit Fund, a closed-end management investment company registered under the 1940 Act (“GTOC”);

•

GoldenTree Asset Management Credit Advisor LLC, an investment adviser registered under the Investment Advisers Act of 1940 (the “Advisers Act”) and the investment adviser to GTOC, and its successors[3] (“GTAM Credit”);

•

GoldenTree Asset Management LP, an investment adviser registered under the Advisers Act, which serves as the investment adviser to certain of the Existing Affiliated Funds (as defined below), on behalf of itself and its successors (“GTAM”);

•

GoldenTree Loan Management, LP, an investment adviser which serves as the investment adviser to certain of the Existing Affiliated Funds (as defined below), on behalf of itself and its successors (“GTLM”);

•	GLM LP, an investment adviser which serves as the investment adviser to certain of the Existing Affiliated Funds (as defined below), on behalf of itself and its successors (“GLM”);

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]	FS Credit Income Fund, et al. (File No. 812-14905), Release No. IC-33848 (April 22, 2020) (notice), Release No. IC-33871 (May 19, 2020) (order).

[3]	The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

•

GoldenTree Loan Management II, LP, an investment adviser which serves as the investment adviser to certain of the Existing Affiliated Funds (as defined below), on behalf of itself and its successors (“GTLM II”);

•	GLM II, LP, an investment adviser which serves as the investment adviser to certain of the Existing Affiliated Funds (as defined below), on behalf of itself and its successors (“GLM II”);

•

GoldenTree Loan Management III, LP, an investment adviser which serves as the investment adviser to certain of the Existing Affiliated Funds (as defined below), on behalf of itself and its successors (“GTLM III”)

•

GLM III, LP, an investment adviser which serves as the investment adviser to certain of the Existing Affiliated Funds (as defined below), on behalf of itself and its successors (“GLM III” and together with GTAM Credit, GTAM, GTLM, GLM, GTLM II, GLM II, GTLM III and GLM III, the “Existing Advisers”);

•	GoldenTree Opportunistic Credit Fund Cayman LP, a Wholly-Owned Investment Sub (as the term is defined below) of the Fund (“GTOC Cayman LP”);

•

GoldenTree Opportunistic Credit Fund Cayman LLC, a Wholly-Owned Investment Sub (as the term is defined below) of the Fund (“GTOC Cayman LLC” and together with GTOC Cayman LP, the “GTOC Subsidiaries”); and

•

Certain existing investment vehicles (as identified on Schedule A hereto), each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds” and together with GTOC, the Existing Advisers, and the GTOC Subsidiaries, the “Applicants”).[4]

[4]

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment

[5]

“Regulated Fund” means GTOC and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[6]

“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[7]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

Transaction are collectively referred to herein as “Participants.”8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.9

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	GTOC

GTOC was organized under the Delaware Statutory Trust Act on January 7, 2025. GTOC is a closed-end management investment company registered under the 1940 Act. GTOC intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. GTOC’s principal place of business is 300 Park Avenue, 21st Floor, New York, New York 10022.

GTOC’s investment objective is to seek to achieve attractive risk-adjusted total returns by investing dynamically across a broad range of public and private credit markets. GTOC has a four-member board, of which three members are not “interested persons” of GTOC within the meaning of Section 2(a)(19) of the 1940 Act.10

B.	The Existing Advisers

GTAM Credit, a Delaware limited liability company formed in May 2017, is an investment adviser registered with the Commission under the Advisers Act and a wholly-owned subsidiary of GTAM. GTAM Credit serves as the investment adviser of GTOC, and either they or another Adviser will serve as the investment adviser to any Future Regulated Fund. GTAM Credit will manage the portfolio of GTOC entity in accordance with its investment objective and policies, make investment decisions for GTOC, place purchase and sale orders for portfolio transactions for GTOC, and otherwise manage the day-to-day operations of GTOC.

GTAM, a Delaware limited partnership formed in 2000, is an investment adviser registered with the Commission under the Advisers Act. GoldenTree Asset Management LLC serves as the general partner of GTAM. GTAM serves as investment adviser to certain of the Existing Affiliated Funds. GTAM Credit is a direct subsidiary of GTAM.

GTLM, a limited partnership formed under the laws of the Cayman Islands, is a subsidiary of GTAM and serves as the investment adviser to certain Existing Affiliated Funds.

GLM, a limited partnership formed under the laws of Jersey, is a wholly owned subsidiary of GTLM and serves as the investment adviser to certain Existing Affiliated Funds.

GTLM II, a limited partnership formed under the laws of the Cayman Islands, is a subsidiary of GTAM and serves as the investment adviser to certain Existing Affiliated Funds.

[8]

“Adviser” means the Existing Advisers, and any other investment adviser controlling, controlled by, or under common control with an Existing Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.

[9]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

[10]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

GLM II, a limited partnership formed under the laws of Jersey, is a wholly owned subsidiary of GTLM II and serves as the investment adviser to certain Existing Affiliated Funds.

GTLM III, a limited partnership formed under the laws of the Cayman Islands, is a subsidiary of GTAM and serves as the investment adviser to certain Existing Affiliated Funds.

GLM III, a limited partnership formed under the laws of Jersey, is a wholly owned subsidiary of GTLM III and serves as the investment adviser to certain Existing Affiliated Funds.

Under the investment advisory agreements of the Existing Affiliated Funds, an Existing Adviser manages the portfolio of each applicable entity in accordance with the investment objective and policies of each, makes investment decisions for each entity, places purchase and sale orders for portfolio transactions for each entity, and otherwise manages the day-to-day operations of each entity.

C.	GTOC Subsidiaries

GTOC Cayman LP is a direct wholly-owned subsidiary of GTOC whose sole business purpose is to hold one or more investments on behalf of GTOC. GTOC Cayman LP is a separate and distinct legal entity. GTOC Cayman LP has an investment objective and strategies that are substantially the same as, or a subset of, those of GTOC. GTOC Cayman LP is not registered under the 1940 Act because it relies on the exclusion from the definition of “investment company” contained in Section 3(c)(7) of the 1940 Act.

GTOC Cayman LLC is a direct wholly-owned subsidiary of GTOC whose sole business purpose is to hold one or more investments on behalf of GTOC. GTOC Cayman LLC is a separate and distinct legal entity. GTOC Cayman LLC has an investment objective and strategies that are substantially the same as, or a subset of, those of GTOC. GTOC Cayman LLC is not registered under the 1940 Act because it relies on the exclusion from the definition of “investment company” contained in Section 3(c)(7) of the 1940 Act.

D.	The Existing Affiliated Funds

The Existing Affiliated Funds are investment funds each of whose investment adviser is an Existing Adviser and each of which would be an “investment company” but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.11 A list of the Existing Affiliated Funds is included on Schedule A hereto.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in

[11]

In the future, an Affiliated Entity that is not a Regulated Fund may register as a closed-end management investment company or elect to be regulated as a BDC under the 1940 Act and, if so, will be considered a Regulated Fund for purposes of this application.

contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”12 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). The Existing Advisers are each either directly or indirectly owned or controlled by GoldenTree Asset Management LLC, are under common control, and are thus affiliated persons of each other. Accordingly, with respect to the Existing Advisers, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Advisers, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity

[12]

Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.  Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.13

2.  Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,14 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,15 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3.  Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.16

[13]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

[14]

Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[15]

Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[16]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

4.   No Remuneration. Any transaction fee17 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.   Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.18

6.   Dispositions:

(a)   Prior to any Disposition19 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)   Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.20

7.   Board Oversight

[17]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

[18]	The Affiliated Entities may adopt shared Co-Investment Policies.

[19]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

[20]

“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

(a)	Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)

Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)

At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)

Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)

The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8.  Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).21

9.  In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

[21]

If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).22 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

[22]

See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

Peter Alderman

GoldenTree Asset Management LP

300 Park Avenue, 21st Floor

New York, New York 10022

212-847-3500

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

William J. Bielefeld, Esq. Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3386	Alexander C. Karampatsos, Esq. Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3402

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that the Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Sections 17(d) and 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 25th day of September, 2025.

GOLDENTREE OPPORTUNISTIC CREDIT FUND

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Secretary

GOLDENTREE ASSET MANAGEMENT CREDIT ADVISOR LLC

By:	GoldenTree Asset Management LP, its managing member

By:	/s/ Chad Earnst
Name:	Chad Earnst
Title:	Authorized Signatory

GOLDENTREE OPPORTUNISTIC CREDIT FUND CAYMAN LP
GOLDENTREE OPPORTUNISTIC CREDIT FUND CAYMAN LLC

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Authorized Signatory

GOLDENTREE ASSET MANAGEMENT LP

By:	GoldenTree Asset Management LLC, its general partner

By:	/s/ Chad Earnst
Name:	Chad Earnst
Title:	Authorized Signatory

AFWAH FUND LP AFWAH FUND TAC OPPS LP AFWAH MASTER FUND LP CLARENCE FUND LP CLARENCE MASTER FUND LP COPPER FUND LP COPPER MASTER FUND LP FINANCIAL GUARANTEE UK LIMITED GINKGO TREE, LLC

GOLDENTREE 2004 TRUST

GOLDENTREE 2017 K-SC, LTD

GOLDENTREE ASSET MANAGEMENT LUX LLC

GOLDENTREE CO-INVEST FUND II LP

GOLDENTREE CO-INVEST FUND II LTD.

GOLDENTREE CO-INVEST MASTER FUND II LTD.

GOLDENTREE CORAL PARTNERS FUND LP

GOLDENTREE CREDIT OPPORTUNITIES MASTER FUND, LTD.

GOLDENTREE CREDIT OPPORTUNITIES, LP

GOLDENTREE CREDIT OPPORTUNITIES, LTD.

GOLDENTREE DISTRESSED DEBT FUND (CAYMAN) LP

GOLDENTREE DISTRESSED DEBT FUND LP

GOLDENTREE DISTRESSED DEBT MASTER (ECI) FUND LP

GOLDENTREE DISTRESSED DEBT MASTER FUND LP

GOLDENTREE DISTRESSED FUND 2014 (CAYMAN) LP

GOLDENTREE DISTRESSED FUND 2014 LP

GOLDENTREE DISTRESSED FUND III (CAYMAN) LP

GOLDENTREE DISTRESSED FUND IV (CAYMAN) LP

GOLDENTREE DISTRESSED FUND IV LP

GOLDENTREE DISTRESSED MASTER (ECI) FUND 2014 LP

GOLDENTREE DISTRESSED MASTER (ECI) FUND III LP

GOLDENTREE DISTRESSED MASTER FUND 2014 LTD.

GOLDENTREE DISTRESSED MASTER FUND III LTD

GOLDENTREE DISTRESSED MASTER FUND IV LTD.

GOLDENTREE DISTRESSED ONSHORE MASTER FUND III LP

GOLDENTREE DISTRESSED PARALLEL FUND III LP

GOLDENTREE EMERGING MARKETS FUND ICAV

GOLDENTREE EMERGING MARKETS ICAV

GOLDENTREE EMERGING MARKETS LP GOLDENTREE EMERGING MARKETS MASTER FUND ICAV

GOLDENTREE HIGH YIELD VALUE FUND OFFSHORE (STRATEGIC) LTD.

GOLDENTREE HIGH YIELD VALUE FUND OFFSHORE LP

GOLDENTREE HIGH YIELD VALUE FUND OFFSHORE PLC

GOLDENTREE HIGH YIELD VALUE MASTER FUND ICAV

GOLDENTREE HIGH YIELD VALUE MASTER UNIT TRUST

GOLDENTREE INSURANCE FUND SERIES INTERESTS OF THE SALI MULTI-SERIES FUND, LP

GOLDENTREE MASTER FUND, LTD.

GOLDENTREE MULTI SECTOR-C LP

GOLDENTREE MULTI-SECTOR CAYMAN LTD.

GOLDENTREE MULTI-SECTOR CUSTOM FUND I (CAYMAN) LP

GOLDENTREE MULTI-SECTOR CUSTOM FUND I LP

GOLDENTREE MULTI-SECTOR FUND OFFSHORE ERISA, LTD.

GOLDENTREE MULTI-SECTOR MASTER FUND ICAV

GOLDENTREE MULTI-SECTOR OPPORTUNISTIC FUND, LP

GOLDENTREE MULTI-SECTOR, LP

GOLDENTREE NJ DISTRESSED FUND 2015 LP

GOLDENTREE OFFSHORE FUND, LTD.

GOLDENTREE OFFSHORE INTERMEDIATE FUND, LP

GOLDENTREE PC COMINGLED OFFSHORE SPC LTD. – SEGREGATED PORTFOLIO 1

GOLDENTREE PRIVATE CREDIT FUND II (CAYMAN) FT LP

GOLDENTREE PRIVATE CREDIT FUND II (CAYMAN) FT UL LP

GOLDENTREE PRIVATE CREDIT FUND II (CAYMAN) LP

GOLDENTREE PRIVATE CREDIT FUND II EUR FEEDER LP

GOLDENTREE PRIVATE CREDIT FUND II LP

GOLDENTREE PRIVATE CREDIT MASTER FUND (A) LP

GOLDENTREE PRIVATE CREDIT MASTER FUND (A) UL LP

GOLDENTREE PRIVATE CREDIT MASTER FUND (B) LP

GOLDENTREE PRIVATE CREDIT MASTER FUND II (A) LP

GOLDENTREE PRIVATE CREDIT MASTER FUND II (A) UL LP

GOLDENTREE PRIVATE CREDIT MASTER FUND II (B) LP

GOLDENTREE PRIVATE CREDIT MASTER FUND II (B) UL LP

GOLDENTREE SELECT OFFSHORE FUND, LTD.

GOLDENTREE SELECT OFFSHORE INTERMEDIATE FUND, LP

GOLDENTREE STRUCTURED PRODUCTS - C II CO-INVEST LP

GOLDENTREE STRUCTURED PRODUCTS - C II LP

GOLDENTREE STRUCTURED PRODUCTS – C LP

GOLDENTREE STRUCTURED PRODUCTS FUND VII (2020) (CAYMAN) LP

GOLDENTREE STRUCTURED PRODUCTS MASTER FUND VII (2020) LP

GOLDENTREE STRUCTURED PRODUCTS OPPORTUNITIES DOMESTIC FUND EXTENSION HOLDINGS LLC

GOLDENTREE STRUCTURED PRODUCTS OPPORTUNITIES FUND 2013, LP

GOLDENTREE STRUCTURED PRODUCTS OPPORTUNITIES FUND 2013, LTD.

GOLDENTREE STRUCTURED PRODUCTS OPPORTUNITIES FUND EXTENSION HOLDINGS LLC

GOLDENTREE STRUCTURED PRODUCTS OPPORTUNITIES OFFSHORE FUND EXTENSION HOLDINGS LLC

GOLDENTREE TACTICAL OPPORTUNITIES MASTER FUND (OFFSHORE A) I LP

GOLDENTREE TACTICAL OPPORTUNITIES MASTER FUND I LP

GOLDENTREE V1 FUND, L.P.

GOLDENTREE V1 MASTER FUND, L.P.

GOLDENVEST LLC

GT 2024-A CO-INVEST LP

GT ATHENA HEDGE LIMITED

GT CREDIT FUND LP

GT DISTRESSED CO-INVESTMENT FUND III (CAYMAN) LP

GT DISTRESSED CO-INVESTMENT FUND III LP

GT FUND ICAV

GT G DISTRESSED FUND 2020 LP

GT LOAN FINANCING 1, LTD

GT NM, L.P.

GTAM 110 DESIGNATED ACTIVITY COMPANY GTV CO-INVEST FUND LP

GUADALUPE FUND, LP

KEVO FUND LP

LAURELIN 2016-1 DESIGNATED ACTIVITY COMPANY

By:	GoldenTree Asset Management LP, its investment advisor

By:	/s/ Chad Earnst
Name:	Chad Earnst
Title:	Authorized Signatory

GN3 SIP LTD GN3 SIP, L.P. GOLDENTREE HIGH YIELD VALUE PARTNERS, L.P.

GOLDENTREE MULTI-SECTOR FUND EV LP GOLDENTREE PRIVATE CREDIT FUND II (CAYMAN) UL LP GRESHAM MULTI-ASSET CREDIT FUND, LTD. SYNCORA GUARANTEE INC.

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Authorized Signatory

GLM EUR BAR WH DAC

GLM EUR CB WH DAC

GLM EUR MS WH DAC

GLM MS WH, LTD.

GOLDENTREE LOAN MANAGEMENT EUR CLO 1 DESIGNATED ACTIVITY COMPANY

GOLDENTREE LOAN MANAGEMENT EUR CLO 2, DESIGNATED ACTIVITY COMPANY

GOLDENTREE LOAN MANAGEMENT EUR CLO 3, DESIGNATED ACTIVITY COMPANY

By: GLM LP, its Collateral Manager

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Authorized Signatory

GLM II, LP

By: GLM II GP, LLC, its General Partner

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Authorized Signatory

GLM III, LP

By: GLM III GP, LLC, its General Partner

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Authorized Signatory

GLM LP

By: GLM GP, LLC, its General Partner

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Authorized Signatory

GOLDENTREE DISTRESSED FUND III LP

By:	GoldenTree Distressed Fund III GP LLC, its general partner

By:	GoldenTree Asset Management LP, its investment adviser

By:	/s/ Chad Earnst
Name:	Chad Earnst
Title:	Authorized Signatory

GOLDENTREE LOAN MANAGEMENT (OFFSHORE FEEDER), LP
GOLDENTREE LOAN MANAGEMENT (US FEEDER), LP

By:	GoldenTree Loan Management Feeder GP, LLC, its general Partner

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Authorized Signatory

GOLDENTREE LOAN MANAGEMENT EUR CLO 4, DESIGNATED ACTIVITY COMPANY

By: GLM II LP, its collateral manager

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Authorized Signatory

GOLDENTREE LOAN MANAGEMENT II (OFFSHORE FEEDER) LP
GOLDENTREE LOAN MANAGEMENT II (US FEEDER) LP

By:	GoldenTree Loan Management II Feeder GP, LLC, its general partner

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Authorized Signatory

GOLDENTREE LOAN MANAGEMENT II, LP

By:	GoldenTree Loan Management II GP, LLC, its General Partner

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Authorized Signatory

GOLDENTREE LOAN MANAGEMENT III (OFFSHORE FEEDER) LP
GOLDENTREE LOAN MANAGEMENT III (US FEEDER) LP

By:	GoldenTree Loan Management III Feeder GP, LLC, its General Partner

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Authorized Signatory

GOLDENTREE LOAN MANAGEMENT III, LP

By:	GoldenTree Loan Management III GP, LLC, its General Partner

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Authorized Signatory

GOLDENTREE LOAN MANAGEMENT, LP

By:	GoldenTree Loan Management GP, LLC, its General Partner

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Authorized Signatory

GOLDENTREE LOAN MANAGEMENT US CLO 1, LTD.

GOLDENTREE LOAN MANAGEMENT US CLO 2, LTD.

GOLDENTREE LOAN MANAGEMENT US CLO 3, LTD.

GOLDENTREE LOAN MANAGEMENT US CLO 4, LTD.

GOLDENTREE LOAN MANAGEMENT US CLO 5, LTD.

GOLDENTREE LOAN MANAGEMENT US CLO 6, LTD.

GOLDENTREE LOAN MANAGEMENT US CLO 7, LTD.

By: GLM LP, its manager

By: GLM GP, LLC, its general partner

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Authorized Signatory

GOLDENTREE LOAN MANAGEMENT US CLO 8, LTD. By: GLM II LP, its manager By: GLM II GP, LLC, its general partner

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Authorized Signatory

GOLDENTREE LOAN OPPORTUNITIES IX, LTD. GOLDENTREE LOAN OPPORTUNITIES X, LTD. GOLDENTREE LOAN OPPORTUNITIES XI, LTD. GOLDENTREE LOAN OPPORTUNITIES XII, LTD.

By:	GoldenTree Asset Management LP, its investment advisor

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Authorized Signatory

GOLDENTREE PARTNERS, LP GOLDENTREE SELECT PARTNERS, LP By: GoldenTree Capital Partners LLC, its general partner

By:	/s/ Chad Earnst
Name:	Chad Earnst
Title:	Authorized Signatory

GOLDENTREE PRIVATE CREDIT FUND (CAYMAN) FT LP

GOLDENTREE PRIVATE CREDIT FUND (CAYMAN) FT UL LP

GOLDENTREE PRIVATE CREDIT FUND (CAYMAN) LP

GOLDENTREE PRIVATE CREDIT FUND II UL LP

GOLDENTREE PRIVATE CREDIT FUND RN UL LP

By: GT Private Credit Fund GP LLC, Its General Partner

By:	/s/ Aogan Foley
Name:	Aogan Foley
Title:	Director

SCHEDULE A

Existing Affiliated Funds

1.	AFWAH FUND LP

2.	AFWAH FUND TAC OPPS LP

3.	AFWAH MASTER FUND LP

4.	CLARENCE FUND LP

5.	CLARENCE MASTER FUND LP

6.	COPPER FUND LP

7.	COPPER MASTER FUND LP

8.	FINANCIAL GUARANTEE UK LIMITED

9.	GINKGO TREE, LLC

10.	GLM EUR BAR WH DAC

11.	GLM EUR CB WH DAC

12.	GLM EUR MS WH DAC

13.	GLM MS WH, LTD.

14.	GN3 SIP LTD

15.	GN3 SIP, L.P.

16.	GOLDENTREE 2004 TRUST

17.	GOLDENTREE 2017 K-SC, LTD

18.	GOLDENTREE ASSET MANAGEMENT LUX LLC

19.	GOLDENTREE CO-INVEST FUND II LP

20.	GOLDENTREE CO-INVEST FUND II LTD.

21.	GOLDENTREE CO-INVEST MASTER FUND II LTD.

22.	GOLDENTREE CORAL PARTNERS FUND LP

23.	GOLDENTREE CREDIT OPPORTUNITIES MASTER FUND, LTD.

24.	GOLDENTREE CREDIT OPPORTUNITIES, LP

25.	GOLDENTREE CREDIT OPPORTUNITIES, LTD.

26.	GOLDENTREE DISTRESSED DEBT FUND (CAYMAN) LP

27.	GOLDENTREE DISTRESSED DEBT FUND LP

28.	GOLDENTREE DISTRESSED DEBT MASTER (ECI) FUND LP

29.	GOLDENTREE DISTRESSED DEBT MASTER FUND LP

30.	GOLDENTREE DISTRESSED FUND 2014 (CAYMAN) LP

31.	GOLDENTREE DISTRESSED FUND 2014 LP

32.	GOLDENTREE DISTRESSED FUND III (CAYMAN) LP

33.	GOLDENTREE DISTRESSED FUND III LP

34.	GOLDENTREE DISTRESSED FUND IV (CAYMAN) LP

35.	GOLDENTREE DISTRESSED FUND IV LP

36.	GOLDENTREE DISTRESSED MASTER (ECI) FUND 2014 LP

37.	GOLDENTREE DISTRESSED MASTER (ECI) FUND III LP

38.	GOLDENTREE DISTRESSED MASTER FUND 2014 LTD.

39.	GOLDENTREE DISTRESSED MASTER FUND III LTD

40.	GOLDENTREE DISTRESSED MASTER FUND IV LTD.

41.	GOLDENTREE DISTRESSED ONSHORE MASTER FUND III LP

42.	GOLDENTREE DISTRESSED PARALLEL FUND III LP

43.	GOLDENTREE EMERGING MARKETS FUND ICAV

44.	GOLDENTREE EMERGING MARKETS ICAV

45.	GOLDENTREE EMERGING MARKETS LP

46.	GOLDENTREE EMERGING MARKETS MASTER FUND ICAV

47.	GOLDENTREE HIGH YIELD VALUE FUND OFFSHORE (STRATEGIC) LTD.

48.	GOLDENTREE HIGH YIELD VALUE FUND OFFSHORE LP

49.	GOLDENTREE HIGH YIELD VALUE FUND OFFSHORE PLC

50.	GOLDENTREE HIGH YIELD VALUE MASTER FUND ICAV

51.	GOLDENTREE HIGH YIELD VALUE MASTER UNIT TRUST

52.	GOLDENTREE HIGH YIELD VALUE PARTNERS, L.P.

53.	GOLDENTREE INSURANCE FUND SERIES INTERESTS OF THE SALI MULTI-SERIES FUND, LP

54.	GOLDENTREE LOAN MANAGEMENT (OFFSHORE FEEDER), LP

55.	GOLDENTREE LOAN MANAGEMENT (US FEEDER), LP

56.	GOLDENTREE LOAN MANAGEMENT EUR CLO 1 DESIGNATED ACTIVITY COMPANY

57.	GOLDENTREE LOAN MANAGEMENT EUR CLO 2, DESIGNATED ACTIVITY COMPANY

58.	GOLDENTREE LOAN MANAGEMENT EUR CLO 3, DESIGNATED ACTIVITY COMPANY

59.	GOLDENTREE LOAN MANAGEMENT EUR CLO 4, DESIGNATED ACTIVITY COMPANY

60.	GOLDENTREE LOAN MANAGEMENT II (OFFSHORE FEEDER) LP

61.	GOLDENTREE LOAN MANAGEMENT II (US FEEDER) LP

62.	GOLDENTREE LOAN MANAGEMENT III (OFFSHORE FEEDER) LP

63.	GOLDENTREE LOAN MANAGEMENT III (US FEEDER) LP

64.	GOLDENTREE LOAN MANAGEMENT US CLO 1, LTD.

65.	GOLDENTREE LOAN MANAGEMENT US CLO 2, LTD.

66.	GOLDENTREE LOAN MANAGEMENT US CLO 3, LTD.

67.	GOLDENTREE LOAN MANAGEMENT US CLO 4, LTD.

68.	GOLDENTREE LOAN MANAGEMENT US CLO 5, LTD.

69.	GOLDENTREE LOAN MANAGEMENT US CLO 6, LTD.

70.	GOLDENTREE LOAN MANAGEMENT US CLO 7, LTD.

71.	GOLDENTREE LOAN MANAGEMENT US CLO 8, LTD.

72.	GOLDENTREE LOAN OPPORTUNITIES IX, LTD.

73.	GOLDENTREE LOAN OPPORTUNITIES X, LTD.

74.	GOLDENTREE LOAN OPPORTUNITIES XI, LTD.

75.	GOLDENTREE LOAN OPPORTUNITIES XII, LTD.

76.	GOLDENTREE MASTER FUND, LTD.

77.	GOLDENTREE MULTI SECTOR-C LP

78.	GOLDENTREE MULTI-SECTOR CAYMAN LTD.

79.	GOLDENTREE MULTI-SECTOR CUSTOM FUND I (CAYMAN) LP

80.	GOLDENTREE MULTI-SECTOR CUSTOM FUND I LP

81.	GOLDENTREE MULTI-SECTOR FUND EV LP

82.	GOLDENTREE MULTI-SECTOR FUND OFFSHORE ERISA, LTD.

83.	GOLDENTREE MULTI-SECTOR MASTER FUND ICAV

84.	GOLDENTREE MULTI-SECTOR OPPORTUNISTIC FUND, LP

85.	GOLDENTREE MULTI-SECTOR, LP

86.	GOLDENTREE NJ DISTRESSED FUND 2015 LP

87.	GOLDENTREE OFFSHORE FUND, LTD.

88.	GOLDENTREE OFFSHORE INTERMEDIATE FUND, LP

89.	GOLDENTREE PARTNERS, LP

90.	GOLDENTREE PC COMINGLED OFFSHORE SPC LTD.- SEGREGATED PORTFOLIO 1

91.	GOLDENTREE PRIVATE CREDIT FUND (CAYMAN) FT LP

92.	GOLDENTREE PRIVATE CREDIT FUND (CAYMAN) FT UL LP

93.	GOLDENTREE PRIVATE CREDIT FUND (CAYMAN) LP

94.	GOLDENTREE PRIVATE CREDIT FUND II (CAYMAN) FT LP

95.	GOLDENTREE PRIVATE CREDIT FUND II (CAYMAN) FT UL LP

96.	GOLDENTREE PRIVATE CREDIT FUND II (CAYMAN) LP

97.	GOLDENTREE PRIVATE CREDIT FUND II (CAYMAN) UL LP

98.	GOLDENTREE PRIVATE CREDIT FUND II EUR FEEDER LP

99.	GOLDENTREE PRIVATE CREDIT FUND II LP

100.	GOLDENTREE PRIVATE CREDIT FUND II UL LP

101.	GOLDENTREE PRIVATE CREDIT FUND RN UL LP

102.	GOLDENTREE PRIVATE CREDIT MASTER FUND (A) LP

103.	GOLDENTREE PRIVATE CREDIT MASTER FUND (A) UL LP

104.	GOLDENTREE PRIVATE CREDIT MASTER FUND (B) LP

105.	GOLDENTREE PRIVATE CREDIT MASTER FUND II (A) LP

106.	GOLDENTREE PRIVATE CREDIT MASTER FUND II (A) UL LP

107.	GOLDENTREE PRIVATE CREDIT MASTER FUND II (B) LP

108.	GOLDENTREE PRIVATE CREDIT MASTER FUND II (B) UL LP

109.	GOLDENTREE SELECT OFFSHORE FUND, LTD.

110.	GOLDENTREE SELECT OFFSHORE INTERMEDIATE FUND, LP

111.	GOLDENTREE SELECT PARTNERS, LP

112.	GOLDENTREE STRUCTURED PRODUCTS - C II CO-INVEST LP

113.	GOLDENTREE STRUCTURED PRODUCTS - C II LP

114.	GOLDENTREE STRUCTURED PRODUCTS - C LP

115.	GOLDENTREE STRUCTURED PRODUCTS FUND VII (2020) (CAYMAN) LP

116.	GOLDENTREE STRUCTURED PRODUCTS MASTER FUND VII (2020) LP

117.	GOLDENTREE STRUCTURED PRODUCTS OPPORTUNITIES DOMESTIC FUND EXTENSION HOLDINGS LLC

118.	GOLDENTREE STRUCTURED PRODUCTS OPPORTUNITIES FUND 2013, LP

119.	GOLDENTREE STRUCTURED PRODUCTS OPPORTUNITIES FUND 2013, LTD.

120.	GOLDENTREE STRUCTURED PRODUCTS OPPORTUNITIES FUND EXTENSION HOLDINGS LLC

121.	GOLDENTREE STRUCTURED PRODUCTS OPPORTUNITIES OFFSHORE FUND EXTENSION HOLDINGS LLC

122.	GOLDENTREE TACTICAL OPPORTUNITIES MASTER FUND (OFFSHORE A) I LP

123.	GOLDENTREE TACTICAL OPPORTUNITIES MASTER FUND I LP

124.	GOLDENTREE V1 FUND, L.P.

125.	GOLDENTREE V1 MASTER FUND, L.P.

126.	GOLDENVEST LLC

127.	GRESHAM MULTI-ASSET CREDIT FUND, LTD.

128.	GT 2024-A CO-INVEST LP

129.	GT ATHENA HEDGE LIMITED

130.	GT CREDIT FUND LP

131.	GT DISTRESSED CO-INVESTMENT FUND III (CAYMAN) LP

132.	GT DISTRESSED CO-INVESTMENT FUND III LP

133.	GT FUND ICAV

134.	GT G DISTRESSED FUND 2020 LP

135.	GT LOAN FINANCING 1, LTD

136.	GT NM, L.P.

137.	GTAM 110 DESIGNATED ACTIVITY COMPANY

138.	GTV CO-INVEST FUND LP

139.	GUADALUPE FUND, LP

140.	KEVO FUND LP

141.	LAURELIN 2016-1 DESIGNATED ACTIVITY COMPANY

142.	SYNCORA GUARANTEE INC.

VERIFICATION

The undersigned states that he has duly executed the attached application dated as of September 25, 2025 for and on behalf of each entity listed below; that he is the authorized person of each such entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

GOLDENTREE OPPORTUNISTIC CREDIT FUND

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Secretary

GOLDENTREE ASSET MANAGEMENT CREDIT ADVISOR LLC By: GoldenTree Asset Management LP, its managing member

By:	/s/ Chad Earnst
Name:	Chad Earnst
Title:	Authorized Signatory

GOLDENTREE OPPORTUNISTIC CREDIT FUND CAYMAN LP GOLDENTREE OPPORTUNISTIC CREDIT FUND CAYMAN LLC

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Authorized Signatory

GOLDENTREE ASSET MANAGEMENT LP By: GoldenTree Asset Management LLC, its general partner

By:	/s/ Chad Earnst
Name:	Chad Earnst
Title:	Authorized Signatory

AFWAH FUND LP AFWAH FUND TAC OPPS LP AFWAH MASTER FUND LP

CLARENCE FUND LP

CLARENCE MASTER FUND LP

COPPER FUND LP

COPPER MASTER FUND LP

FINANCIAL GUARANTEE UK LIMITED

GINKGO TREE, LLC

GOLDENTREE 2004 TRUST

GOLDENTREE 2017 K-SC, LTD

GOLDENTREE ASSET MANAGEMENT LUX LLC

GOLDENTREE CO-INVEST FUND II LP

GOLDENTREE CO-INVEST FUND II LTD.

GOLDENTREE CO-INVEST MASTER FUND II LTD.

GOLDENTREE CORAL PARTNERS FUND LP

GOLDENTREE CREDIT OPPORTUNITIES MASTER FUND, LTD.

GOLDENTREE CREDIT OPPORTUNITIES, LP

GOLDENTREE CREDIT OPPORTUNITIES, LTD.

GOLDENTREE DISTRESSED DEBT FUND (CAYMAN) LP

GOLDENTREE DISTRESSED DEBT FUND LP

GOLDENTREE DISTRESSED DEBT MASTER (ECI) FUND LP

GOLDENTREE DISTRESSED DEBT MASTER FUND LP

GOLDENTREE DISTRESSED FUND 2014 (CAYMAN) LP

GOLDENTREE DISTRESSED FUND 2014 LP

GOLDENTREE DISTRESSED FUND III (CAYMAN) LP

GOLDENTREE DISTRESSED FUND IV (CAYMAN) LP

GOLDENTREE DISTRESSED FUND IV LP

GOLDENTREE DISTRESSED MASTER (ECI) FUND 2014 LP

GOLDENTREE DISTRESSED MASTER (ECI) FUND III LP

GOLDENTREE DISTRESSED MASTER FUND 2014 LTD.

GOLDENTREE DISTRESSED MASTER FUND III LTD

GOLDENTREE DISTRESSED MASTER FUND IV LTD.

GOLDENTREE DISTRESSED ONSHORE MASTER FUND III LP

GOLDENTREE DISTRESSED PARALLEL FUND III LP

GOLDENTREE EMERGING MARKETS FUND ICAV

GOLDENTREE EMERGING MARKETS ICAV

GOLDENTREE EMERGING MARKETS LP

GOLDENTREE EMERGING MARKETS MASTER FUND ICAV

GOLDENTREE HIGH YIELD VALUE FUND

OFFSHORE (STRATEGIC) LTD.

GOLDENTREE HIGH YIELD VALUE FUND OFFSHORE LP

GOLDENTREE HIGH YIELD VALUE FUND OFFSHORE PLC

GOLDENTREE HIGH YIELD VALUE MASTER FUND ICAV

GOLDENTREE HIGH YIELD VALUE MASTER UNIT TRUST

GOLDENTREE INSURANCE FUND SERIES INTERESTS OF THE SALI MULTI-SERIES FUND, LP

GOLDENTREE MASTER FUND, LTD.

GOLDENTREE MULTI SECTOR-C LP

GOLDENTREE MULTI-SECTOR CAYMAN LTD.

GOLDENTREE MULTI-SECTOR CUSTOM FUND I (CAYMAN) LP

GOLDENTREE MULTI-SECTOR CUSTOM FUND I LP

GOLDENTREE MULTI-SECTOR FUND OFFSHORE ERISA, LTD.

GOLDENTREE MULTI-SECTOR MASTER FUND ICAV

GOLDENTREE MULTI-SECTOR OPPORTUNISTIC FUND, LP

GOLDENTREE MULTI-SECTOR, LP

GOLDENTREE NJ DISTRESSED FUND 2015 LP

GOLDENTREE OFFSHORE FUND, LTD.

GOLDENTREE OFFSHORE INTERMEDIATE FUND, LP

GOLDENTREE PC COMINGLED OFFSHORE SPC LTD. – SEGREGATED PORTFOLIO 1

GOLDENTREE PRIVATE CREDIT FUND II (CAYMAN) FT LP

GOLDENTREE PRIVATE CREDIT FUND II (CAYMAN) FT UL LP

GOLDENTREE PRIVATE CREDIT FUND II (CAYMAN) LP

GOLDENTREE PRIVATE CREDIT FUND II EUR FEEDER LP

GOLDENTREE PRIVATE CREDIT FUND II LP

GOLDENTREE PRIVATE CREDIT MASTER FUND (A) LP

GOLDENTREE PRIVATE CREDIT MASTER FUND (A) UL LP

GOLDENTREE PRIVATE CREDIT MASTER FUND (B) LP

GOLDENTREE PRIVATE CREDIT MASTER FUND II (A) LP

GOLDENTREE PRIVATE CREDIT MASTER FUND II (A) UL LP

GOLDENTREE PRIVATE CREDIT MASTER FUND II (B) LP

GOLDENTREE PRIVATE CREDIT MASTER FUND II (B) UL LP

GOLDENTREE SELECT OFFSHORE FUND, LTD.

GOLDENTREE SELECT OFFSHORE INTERMEDIATE FUND, LP

GOLDENTREE STRUCTURED PRODUCTS - C II CO-INVEST LP

GOLDENTREE STRUCTURED PRODUCTS - C II LP

GOLDENTREE STRUCTURED PRODUCTS – C LP

GOLDENTREE STRUCTURED PRODUCTS FUND VII (2020) (CAYMAN) LP

GOLDENTREE STRUCTURED PRODUCTS MASTER FUND VII (2020) LP

GOLDENTREE STRUCTURED PRODUCTS OPPORTUNITIES DOMESTIC FUND EXTENSION HOLDINGS LLC

GOLDENTREE STRUCTURED PRODUCTS OPPORTUNITIES FUND 2013, LP

GOLDENTREE STRUCTURED PRODUCTS OPPORTUNITIES FUND 2013, LTD.

GOLDENTREE STRUCTURED PRODUCTS OPPORTUNITIES FUND EXTENSION HOLDINGS LLC

GOLDENTREE STRUCTURED PRODUCTS OPPORTUNITIES OFFSHORE FUND EXTENSION HOLDINGS LLC

GOLDENTREE TACTICAL OPPORTUNITIES MASTER FUND (OFFSHORE A) I LP

GOLDENTREE TACTICAL OPPORTUNITIES MASTER FUND I LP

GOLDENTREE V1 FUND, L.P.

GOLDENTREE V1 MASTER FUND, L.P.

GOLDENVEST LLC

GT 2024-A CO-INVEST LP

GT ATHENA HEDGE LIMITED

GT CREDIT FUND LP

GT DISTRESSED CO-INVESTMENT FUND III (CAYMAN) LP

GT DISTRESSED CO-INVESTMENT FUND III LP

GT FUND ICAV

GT G DISTRESSED FUND 2020 LP

GT LOAN FINANCING 1, LTD

GT NM, L.P.

GTAM 110 DESIGNATED ACTIVITY COMPANY

GTV CO-INVEST FUND LP

GUADALUPE FUND, LP

KEVO FUND LP

LAURELIN 2016-1 DESIGNATED ACTIVITY COMPANY

By: GoldenTree Asset Management LP, its investment advisor

By:	/s/ Chad Earnst
Name:	Chad Earnst
Title:	Authorized Signatory

GN3 SIP LTD

GN3 SIP, L.P.

GOLDENTREE HIGH YIELD VALUE PARTNERS, L.P.

GOLDENTREE MULTI-SECTOR FUND EV LP

GOLDENTREE PRIVATE CREDIT FUND II (CAYMAN) UL LP

GRESHAM MULTI-ASSET CREDIT FUND, LTD.

SYNCORA GUARANTEE INC.

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Authorized Signatory

GLM EUR BAR WH DAC

GLM EUR CB WH DAC

GLM EUR MS WH DAC

GLM MS WH, LTD.

GOLDENTREE LOAN MANAGEMENT EUR CLO 1 DESIGNATED ACTIVITY COMPANY

GOLDENTREE LOAN MANAGEMENT EUR CLO 2, DESIGNATED ACTIVITY COMPANY

GOLDENTREE LOAN MANAGEMENT EUR CLO 3, DESIGNATED ACTIVITY COMPANY

By: GLM LP, its Collateral Manager

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Authorized Signatory

GLM II, LP

By: GLM II GP, LLC, its General Partner

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Authorized Signatory

GLM III, LP

By: GLM III GP, LLC, its General Partner

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Authorized Signatory

GLM LP

By: GLM GP, LLC, its General Partner

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Authorized Signatory

GOLDENTREE DISTRESSED FUND III LP

By: GoldenTree Distressed Fund III GP LLC, its general partner

By: GoldenTree Asset Management LP, its investment adviser

By:	/s/ Chad Earnst
Name:	Chad Earnst
Title:	Authorized Signatory

GOLDENTREE LOAN MANAGEMENT (OFFSHORE FEEDER), LP GOLDENTREE LOAN MANAGEMENT (US FEEDER), LP

By: GoldenTree Loan Management Feeder GP, LLC, its general Partner

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Authorized Signatory

GOLDENTREE LOAN MANAGEMENT EUR CLO 4, DESIGNATED ACTIVITY COMPANY

By: GLM II LP, its collateral manager

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Authorized Signatory

GOLDENTREE LOAN MANAGEMENT II (OFFSHORE FEEDER) LP GOLDENTREE LOAN MANAGEMENT II (US FEEDER) LP

By: GoldenTree Loan Management II Feeder GP, LLC, its general partner

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Authorized Signatory

GOLDENTREE LOAN MANAGEMENT II, LP

By: GoldenTree Loan Management II GP, LLC, its General Partner

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Authorized Signatory

GOLDENTREE LOAN MANAGEMENT III (OFFSHORE FEEDER) LP GOLDENTREE LOAN MANAGEMENT III (US FEEDER) LP

By: GoldenTree Loan Management III Feeder GP, LLC, its General Partner

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Authorized Signatory

GOLDENTREE LOAN MANAGEMENT III, LP

By: GoldenTree Loan Management III GP, LLC, its General Partner

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Authorized Signatory

GOLDENTREE LOAN MANAGEMENT, LP

By: GoldenTree Loan Management GP, LLC, its General Partner

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Authorized Signatory

GOLDENTREE LOAN MANAGEMENT US CLO 1, LTD.

GOLDENTREE LOAN MANAGEMENT US CLO 2, LTD.

GOLDENTREE LOAN MANAGEMENT US CLO 3, LTD.

GOLDENTREE LOAN MANAGEMENT US CLO 4, LTD.

GOLDENTREE LOAN MANAGEMENT US CLO 5, LTD.

GOLDENTREE LOAN MANAGEMENT US CLO 6, LTD.

GOLDENTREE LOAN MANAGEMENT US CLO 7, LTD.

By: GLM LP, its manager By: GLM GP, LLC, its general partner

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Authorized Signatory

GOLDENTREE LOAN MANAGEMENT US CLO 8, LTD.

By: GLM II LP, its manager By: GLM II GP, LLC, its general partner

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Authorized Signatory

GOLDENTREE LOAN OPPORTUNITIES IX, LTD. GOLDENTREE LOAN OPPORTUNITIES X, LTD. GOLDENTREE LOAN OPPORTUNITIES XI, LTD. GOLDENTREE LOAN OPPORTUNITIES XII, LTD.

By: GoldenTree Asset Management LP, its investment advisor

By:	/s/ Peter Alderman
Name:	Peter Alderman
Title:	Authorized Signatory

GOLDENTREE PARTNERS, LP GOLDENTREE SELECT PARTNERS, LP

By: GoldenTree Capital Partners LLC, its general partner

By:	/s/ Chad Earnst
Name:	Chad Earnst
Title:	Authorized Signatory

GOLDENTREE PRIVATE CREDIT FUND (CAYMAN) FT LP

GOLDENTREE PRIVATE CREDIT FUND (CAYMAN) FT UL LP

GOLDENTREE PRIVATE CREDIT FUND (CAYMAN) LP

GOLDENTREE PRIVATE CREDIT FUND II UL LP

GOLDENTREE PRIVATE CREDIT FUND RN UL LP

By: GT Private Credit Fund GP LLC, Its General Partner

By:	/s/ Aogan Foley
Name:	Aogan Foley
Title:	Director

EXHIBIT A

Resolutions of Board of Trustees of GoldenTree Opportunistic Credit Fund (the “Fund”)

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of GoldenTree Asset Management Credit Advisor LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.